

Mail Stop 3628

August 28, 2007

Via Facsimile (615.256.8497) and U.S. Mail

Mary Neil Price
Miller & Martin PLLC
1200 One Nashville Place
150 Fourth Avenue, North
Nashville, TN 37219-2433

Re: SouthEast Bancshares, Inc. (the "Company")
Schedule 13E-3
Filed August 15, 2007
File No. 005-83070

Preliminary Proxy Statement on Schedule 14A
Filed August 15, 2007
File No. 000-52389

Dear Ms. Price:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Preliminary Proxy Statement

Q: Why are 1,200 and 300 shares the "cutoff" numbers…, page 5

1.   We note your disclosure that the board amended the bylaws to restrict transfer of your shares. Provide supplemental support for your determination that the board

is in fact able to do so without a shareholder vote. Additionally, confirm the date such action was taken by the board (we refer you to page 6, which states that such action was taken on July 24, 2007).

Q: Do your directors and officers have different interests…, page 9

2.   Please confirm the percentage of common stock and collective voting power the directors and executive officers are expected to hold following the reclassification transaction, and reconcile your disclosure here with your disclosure on pages 20, 24 and 26 regarding this information. Additionally, with one vote per common share, explain how you calculated the anticipated increase in the collective voting power of the directors and officers. We may have further comment.

Background of the Reclassification Transaction, page 11

3.   Please describe in greater detail why the Company decided to pursue a going private transaction at this time, particularly in light of your disclosure that the Company was just reorganized and became a reporting company in January 2007.

4.   You should describe in greater detail the nature and substance of the "subsequent discussions" mentioned in the penultimate paragraph on page 11. The revised disclosure should provide stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions.

5.   Please note that each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. To the extent you have not already done so, please revise to summarize all the presentations made by your external auditor or counsel and also file all relevant written materials, spreadsheets, talking papers, board books, drafts, summaries or outlines, as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. In this regard, we note, for example, reference on page 12 to a report presented at the June 26, 2007 meeting of the board.

Our Position as to the Fairness of the Reclassification Transaction

Substantive Fairness, page 16

6.   We refer you to your disclosure on pages 17-18. Please describe in greater detail how the board came to believe that a decrease in value associated with exchanging common stock for unregistered Class A/B common stock with no or

limited voting rights is "offset" by the dividend premium, and that such dividend premium may have the "countervailing effect of making this stock more valuable." To the extent that any quantitative analysis was performed, it should be described in detail. Additionally, the revised disclosure should address how the board reached this belief in light of the fact that the Company has never paid a dividend.

7.   We refer you to your disclosure in the second paragraph on page 20. Please explain in greater detail your statement that the ability to retain an equity interest in the company and the dividend premium "presented sufficient protection in value to [shareholders receiving Class A/B common stock]." Your explanation should address the fact that the Company has paid no dividends to date.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3636. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Adé K. Heyliger
Special Counsel
Office of Mergers & Acquisitions